UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

EOS INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

29414T 105
(CUSIP Number)

Thomas E. Stepp, Jr., 15707 Rockfield Blvd., Suite 101, Irvine, CA, (949) 660-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29414T 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) He Siang Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan (Republic of China)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of EOS INC. a Nevada corporation ("the Issuer"), and is being filed He Siang Yang, a Taiwanese citizen (the "Reporting Person"). The Issuer's current principal executive offices are located at Room 519, 5F, No. 372 Linsen, N. Road, Taiwan (Republic of China).

Item 2. Identity and Background

through (c) and (f).This statement is being filed by He Siang Yang, a Taiwanese citizen, (the "Reporting Person"). The Reporting Person is the president of the EOS Trading Co. Ltd., a Hong Kong corporation. The address of EOS Trading Ltd. is Room 1211, 12F, Houston Centre, No.63, Mody Road, Tsim Sha Tsui, East Kowloon, Hong Kong. The business address of the Reporting Person is Room 1211, 12F, Houston Centre, No.63, Mody Road, Tsim Sha Tsui, East Kowloon, Hong Kong. EOS Trading Co. Ltd. is in the business of marketing and distributing health foods, dietary supplements, and skin care products.

(d) and (e). During the previous five years, the Reporting Person (i) has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On June 30, 2015, the Reporting Person invested $10,000 of his own funds in the Issuer and acquired 10,000,000 shares of the Issuer's common stock.

Item 4. Purpose of Transaction

The purpose of this Schedule 13D is to report the beneficial ownership by the Reporting Person of 10,00,000 shares or 15.6 percent of the Issuer's issued outstanding common stock as of July 14, 2016, as explained Item 5 below.

Except as provided below, the Reporting Person does not have any current plans or proposals which relate to or result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

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f)

any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person is, currently, the beneficial owner of 10,000,000 shares of common stock of the Issuer, representing approximately 15.6 percent of the Issuer's common stock (based upon 64,922,997 outstanding shares of common stock as of July 14, 2016, as reported by the Issuer in its Quarter Report on form 10-Q filed with the SEC on May 13, 2016).

(b)	The Reporting Person has sole voting and dispositive power over the shares of common stock identified in the response to Item 5(a) above.

(c)	See response by, the Reporting Person to Item 4, above.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2016
Dated

/s/ He Siang Yang
Signature

He Siang Yang
Name/Title

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